

Mail Stop 7010

February 2 , 2007

Mr. David West Griffin
Chief Financial Officer
Energy XXI (Bermuda) Limited
Canon's Court 22 Victoria Street
PO Box HM 1179
Hamilton HM EX, Bermuda

> **Re: Energy XXI (Bermuda) Limited**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed January 22, 2007**
> **File No. 0-52281**

Dear Mr. Griffin:

We have reviewed your amended filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please ensure that in accordance with Regulation S-T, properly marked versions of the amendment filed are submitted with each amendment to the filing. In this regard, we noted that certain of the changes made in the Form 10 in response to staff comments were not consistently reflected in the courtesy copy versus the redline provided.

2.   We refer you to disclosure regarding the entry by the company into a letter of intent with Centurion Exploration Company with respect to a 50% working interest in the Gridiron Project in Southern Louisiana. Such updated disclosure should be included in the Form 10. Please revise your disclosure accordingly and

file as an exhibit the letter of intent referenced in the Form 8-K filed on January 11, 2007.

Critical Accounting Policies and Estimates, page 27

3.   We have reviewed the revised disclosure provided in response to comment 4 of our letter date January 11, 2007 and continue to believe more specific discussion of the potential impact that changes in the identified underlying estimates and assumptions may have on your financial statements. Your current disclosure has simply identified the factors that are subject to change that may have a material effect on your future results, such as changes in oil and gas prices. However, this disclosure fails to discuss how the sensitivity of these factors may cause variability in future results and provide readers with the information necessary to ascertain the likelihood that past performance is indicative of future performance. We refer you to the last paragraphs within FRC 501.14, which states, "Companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonable available and will provide material information for investors."   The guidance continues in the last paragraph to provide an example, such as quantification of the impact that could result given a range of reasonably likely outcomes.   Given the pervasive effect on your financial statements of sensitivities in the factors underlying the accounting estimates and judgments made by management, we believe further disclosure quantifying the impact of specific sensitivities to change is necessary in your filing. Please revise your disclosure to provide this information. If you would prefer, please contact us to discuss this matter further.

Engineering Comments

General

4.   These comments refer to the blackline version of the amendment.

Energy XXI (Bermuda) Limited Pro Forma Financial Statements (Unaudited), Page F-42

Pro Forma Income Statement, page F-44

5.   Please clarify your response 16. You maintain that, for the 12 months ending June 30, 2007, those properties that were classified as proved producing at June 30, 2006 will incur 57% (= \$30,137/\$53,295) of their prior 12 months' adjusted historical production costs even though your forecasted future 12 months' production for these same properties is 90% (=24,616 MMCFE/27,346 MMCFE) of the production for the preceding 12 months. Please explain the basis for your

allocation of projected production costs to each reserve category in your third party engineering reports. Illustrate this methodology for your two largest properties.

6. You state that "…the proved producing component of the reserves would only pick up a portion of these fixed [facility] costs." Please address whether 100% of each facility's cost is distributed among the proved reserve categories in each projected year.

7. We note your spreadsheet schedule for production costs for the six months ended December 31, 2006. Please clarify the line item "602-950-Reclass of LOE expense (8,782,472). Please explain whether the amount - $424,563 - you attributed to "facility allocation" on this schedule will be similar for the second half of fiscal 2007. If so, please address how this item – less than $1 million on an annualized basis – can appreciably affect production costs for producing properties.

8. It appears that you have omitted operated property production overhead from your production cost spreadsheet schedule. Financial Accounting Standard 69, paragraph 27 states "…some expenses incurred at an enterprise's central administrative office may not be general corporate expenses, but rather may be operating expenses of oil and gas producing activities, and therefore should be reported as such." We do not concur with the allocation of no G&A to production costs as it is our belief that some supervision is an unavoidable requirement for oil and gas production. We recognize that the level of such supervision varies in the industry. Please include the effect of producing well overhead in your proved reserve estimates and standardized measure calculation.

9. You state "The Company believes that the appropriate comparison should be the projected production costs of all of the Company's proved reserves for the twelve month period ending June 30, 2007, which the reserve reports indicate is $53.3 million." You also stated that you could not provide us with a detailed schedule of the production cost components projected for 2007 because "The forecasted fiscal 2007 lease operating expenses of $53.3 million contained in the Company's two third party reserve reports was not prepared in sufficient detail to respond to the Staff's request." Please explain, with as much detail as necessary, how you determined that the production cost projections were appropriate if you did not have detailed, by property and by component, schedules for these projections.

Closing Comments

       Please amend your filing in response to these comments. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Shannon Buskirk at (202) 551-3717 or, in her absence, April Sifford at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey at (202) 551-3704 if you have any questions on the engineering comments. Please contact Mellissa Campbell Duru at (202) 551-3757, or in her absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Mark Kelly, Esq.
        S. Buskirk
        A. Sifford
        R. Winfrey
        M. Duru